UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 24, 2024

(Date of Report (Date of earliest event reported))

Investment Grade R.E. Income Fund, LP

(Exact name of registrant as specified in its charter)

Delaware	84-3342617
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

831 State Street, Suite 280, Santa Barbara, California	93101
(Address of principal executive offices)	(Zip code)

(805) 690-5389

(Registrant’s telephone number, including area code)

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Liquidation and Dissolution

On June 10, 2024, the General Partner of Investment Grade R.E. Income Fund, LP, a Delaware limited partnership (the “Fund”) authorized the sale of all of the Fund’s properties and the dissolution of the Fund, subject to the approval of a majority of the Limited Partnership Units.

The General Partner plans to immediately work towards liquidating all of the Fund’s properties. The Fund will distribute the net proceeds of such sales as part of the dissolution process as required by Sections 5.5 and 6.6 of the Fourth Amended and Restated Limited Partnership Agreement in the order set forth below, after which the Fund will wind up operations and dissolve.

1.	One percent of the gross sales price of the properties as disposition fees to the General Partner which first shall be used to pay any debts owed by the General Partner to the Fund.

2.	Pay Fund debts, including expenses of the liquidation.

3.	Create in a trust account a reasonable reserve (as determined by the General Partner) for the payment of contingent liabilities and expenses.

4.	Any remaining net proceeds will be distributed to the Partners as follows:

(a)	To the Limited Partners pro rata until they receive 100% of their unreturned invested capital;

(b)	To the Limited Partners pro rata until their unpaid preferred return is reduced to zero; then

(c)	80% to the Limited Partners pro rata, and 20% to the General Partner.

The General Partner determined that the liquidation of the properties is the best alternative available to the Fund given the impact of the rating agency’s downgrading of one of the Fund’s properties and eventual trigger of the obligations of the loan underlying such property, and therefore recommended that the Fund’s Limited Partners approve the dissolution of the Fund. The Fund distributed a letter and request for Limited Partner consent on or about June 24, 2024.

Unit Repurchase Program

Effective June 24, 2024, the Unit Repurchase Program was terminated and therefore the Fund will not accept any further requests for the repurchase of any Limited Partnership Units.

Distribution Reinvestment Program

Effective June 24, 2024, the Distribution Reinvestment Program was terminated, and therefore no further distribution reinvestments will be made and any accrued distributions will no longer be reinvested.

Distributions

Effective June 10, 2024, distributions to the Limited Partners were suspended, but shall continue to accrue, to be paid upon liquidation as described above.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Investment Grade R.E. Income und, LP

By: IGRE Capital Holdings, LLC, its General Partner

By:	/s/ Laura Levy
Name:	Laura Levy
Title:	Manager of IGRE Capital Holdings, LLC
Date:	June 25, 2024